ENERGIZER HOLDINGS, INC.

533 Maryville University Drive

St. Louis, Missouri 63141

March 25, 2015

VIA EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energizer Holdings, Inc.
Annual Report on Form 10-K for Fiscal Year Ended September 30, 2014
Filed November 18, 2014
File No. 001-15401

Dear Mr. James:

Please find below the responses of Energizer Holdings, Inc. (the “Company” or “Energizer”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of March 5, 2015 (the “Comment Letter”) regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2014 (the “Form 10-K”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Company’s Form 10-K.

Form 10-K for the Fiscal Year Ended September 30, 2014

1.	We note that although the Form 10-K and Exhibit 13.1 each include a table of contents referring to page numbers, the documents filed on EDGAR included no pagination. To enhance an investor’s reading of the filing, please consider including page numbers in your future submissions.

Response: We confirm that we will include page numbers in future filings of this type.

Exhibit 13.1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal 2014 Summary

2.

In the fourth bullet point of the second paragraph of this section you present a non-GAAP measure of the increase in SG&A adjusted for “one-time unusual items” as a percentage of net sales. You indicate that the one-time unusual items are acquisition, integration, spin-off and restructuring related costs, but we note that you have recorded similar costs in the last three fiscal years. Item 10(e)(1)(ii) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please explain why you believe these adjustments are non-recurring in nature or revise similar presentations in future filings to refrain from characterizing these adjustments as “non-recurring.” Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In response to the Staff’s comment, we agree to modify our future disclosures related to our acquisition, integration, spin-off and restructuring charges within our Fiscal 2014 Summary to avoid implying that such charges are nonrecurring. While we believe our acquisition, integration, spin-off and restructuring charges are appropriate items to adjust for in the discussion of our earnings, we agree they should not be characterized as non-recurring based on the multiple years in which we have recorded charges related to these items.

3.	In addition, please revise similar presentations of this measure to provide the disclosures and reconciliations required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, we agree to modify the description of the acquisition, integration, spin-off and restructuring charges in future disclosures of this type to avoid implying that such charges are nonrecurring or unusual in nature. We believe that the information in the fourth bullet of the second paragraph of the “Fiscal 2014 Summary” complies with the requirements of Item 10(e) of Regulation S-K. The disclosure discusses the changes in GAAP SG&A first to provide the most prominence. In our view, the description of the non-GAAP SG&A measure is sufficient to allow the reader to understand the items that have been adjusted. The quantification of those items is included in the Operating Results section under the “Selling, General and Administrative” heading. The reasons we believe this non-GAAP measure is beneficial to the reader of this document are included in the disclosures in the “Non-GAAP Financial Measures” section. We believe that such disclosures are sufficient to allow a reader to clearly understand the nature and amount of the adjustments to arrive at the non-GAAP measure. Additionally, we believe that the reconciliation between the adjusted SG&A amount and SG&A as presented on the income statement is readily apparent based on the disclosures we have provided. Our primary intent with presenting an adjusted SG&A amount is to explain to the reader the movements in our SG&A costs as opposed to providing a non-GAAP measure.

Liquidity and Capital Resources

4.	You disclose that your unrepatriated cash balances are generally available without legal restrictions to fund ordinary business operations. Please explain to us how you are able to access the cash for ordinary operations without repatriation.

Response: We respectfully submit to the Staff that we have provided disclosures with respect to the location of our cash balances, our permanently reinvested earnings conclusions in those geographical locations, and the impact of those conclusions on our worldwide liquidity under the “Liquidity and Capital Resources” heading in Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company’s Form 10-K. As disclosed, we consider earnings and the related cash balances to be permanently reinvested in many of the countries where we operate around the world. In making those conclusions, we carefully consider the cash flow and liquidity needs of our business, including our operations in each applicable country as well as in the U.S. Specific to our U.S. operations, and as disclosed, we have sufficient available liquidity through cash flows from operations we generate in the U.S., our credit facilities, as well as the access we have to earnings and cash in countries we do not consider to be permanently reinvested. In the specific disclosure the Staff referenced in this comment, our intent was to inform a reader in the context of describing our worldwide liquidity profile that while the majority of our cash relates to earnings in countries we consider to be permanently reinvested, if necessary we could access those cash balances without legal restriction outside of those countries and in the U.S. if necessary to fund our operational needs. We have no intention or plans to do so consistent with our permanently reinvested earnings assertion. However, in our view the disclosure is important so a reader understands liquidity available to the Company that we could access if necessary.

Contractual Obligations

5.	With respect to your purchase obligations, we note the discussion of the types of purchase obligations not included in the table in the paragraph following the table. Please tell us how you considered the definition of purchase obligations in Item 303(a)(5) (ii)(D) of Regulation S-K.

Response: We respectfully advise the Staff that certain arrangements have been excluded from our contractual obligations table, as they represent purchase orders at fair value. Any binding contracts which meet the definition of a purchase obligation pursuant to Regulation S-K Item 303(a)(5) have been included in the contractual obligations table. We agree that we will revise our disclosure in future filings of this type to clarify the nature of the excluded arrangements by including the following language:

The Company is also party to various service and supply contracts that generally extend approximately one to three months. These arrangements are primarily individual, short-term purchase orders for routine goods and services at market prices, which are part of our normal operations and are reflected in historical operating cash flow trends. These contracts can generally be cancelled at our option at any time. We do not believe such arrangements will adversely affect our liquidity position.

Critical Accounting Policies

6.	In the opening paragraph of the section you refer to critical accounting policies related to creditworthiness of customers and legal and environmental matters but we note no discussion in this section of the estimates and assumptions used in preparing these financial statement amounts. Please explain how you considered these critical accounting policies in your disclosures.

Response: We respectfully advise the Staff that while these accounting policies referred to in the Staff’s comment do have an effect on our financial position and results of operations, they do not represent critical accounting policies. In response to the Staff’s comment, we confirm that we will remove the reference to creditworthiness of customers and legal and environmental matters as critical accounting policies in future filings of this type. We respectfully advise the Staff that these policies were described in the opening paragraph to our critical accounting policies disclosures as they do involve some degree of management estimates and judgment; however, they are not deemed to be critical.

Item 8. Financial Statements

Consolidated Statements of Cash Flows

7.	Please identify and quantity for us the significant components of the “Other non-cash charges” and the “Other, net” captions in the cash flows from operating activities section.

Response: We respectfully advise the Staff that for the year ended September 30, 2014, the $65 million of total “Other non-cash charges” was comprised primarily of stock compensation expense of approximately $30 million, loss on sale of assets of approximately $14 million, $11 million related to marking to market value our deferred compensation liability and other individually insignificant non-cash items. “Other net” was comprised primarily of pension and deferred compensation payouts totaling approximately $35 million. The remaining balance in “Other net” related to the associated market value adjustments on these items. We respectfully submit to the Staff that we evaluated these items and did not believe them to be significant, on a year over year basis, to break out separately for the year ended September 30, 2014.

Note 2. Summary of Significant Accounting Policies

8.	In future filings please disclose your accounting policies for income taxes. See FASB ASC 235-10-50-1.

Response: We respectfully submit to the Staff that our accounting policies for income taxes adhere to the guidance in ASC 235- 10-50-1 as currently outlined in our Critical Accounting Policies.

The Company confirms that we will revise the Summary of Significant Accounting Policies in future filings to add detail on our accounting policies for income taxes as required by to ASC 235-10-50-1.

We anticipate our future disclosure will be substantially consistent with the disclosure currently in the Critical Accounting Policies section.

Revenue Recognition

9.	With respect to your sun care product returns, we note that you reduce sales and cost of sales and establish a reserve for anticipated returns that generally occur from September through January. Please tell us whether you also evaluate the valuation of the inventory that may be returned. For example, discuss how you consider whether expiration dates for the product may affect its value upon return.

Response: We confirm that in future filings, we will add detail on the valuation of the inventory that may be returned to the Revenue Recognition section in Note 2, including information on whether expiration dates for the product may affect its value upon return. We respectfully advise the Staff that we do currently consider inventory obsolescence in our methodology.

We anticipate that our future disclosure of Revenue Recognition in Note 2 will include the following:

We estimate the level of sun care returns using a variety of inputs including historical experience, consumption trends during the sun care season, obsolescence factors (including expiration dates) and inventory positions at key retailers as the sun care season progresses.

Advertising and Sales Promotion Costs

10.	Please revise future filings to disclose the total amount charged to advertising expense for each income statement presented in accordance with FASB ASC 720-35-50-1(b).

Response: We confirm that in future filings, we will revise the “Advertising and Sales Promotion Costs” to disclose the total amount charged to advertising expense for each income statement presented.

We anticipate that our future disclosure of Advertising and Sales Promotion Costs in Note 2 will include the following:

Advertising costs attributable to the Company were $262.8 million, $235.1 million, and $245.4 million for the fiscal years ended September 30, 2014, 2013, and 2012, respectively.

Note 5. Restructuring

11.	In future filings, please present the roll-forward of the restructuring-related liabilities required by FASB ASC 420-10-50-1.b.2 for each period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

Response: We confirm that in future filings, we will add a reconciliation for all periods presented of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reasons why consistent with the roll-forward presentation for the most recent fiscal year we included in Note 5 and pursuant to ASC 420-10-50-1.b.2.

Note 17. Environmental and Legal Matters

12.	You disclose that you believe your liabilities related to pending legal proceedings and other legal claims are not reasonably likely to be material to you taking into account established accruals for estimated liabilities. Please clarify for us whether you have made accruals for these liabilities in the reported periods and, if so, tell us how you considered the disclosures required by FASB ASC 450-20-50-1 and 50-2.

Response: We confirm that in future filings, we will update the language in Note 17 to clarify the basis upon which we assessed reasonable probability and whether accruals should be established for the liabilities related to our legal matters, pursuant to ASC 450-20-50-1 and 50-2. We supplementally advise the Staff that our accruals for these liabilities at September 30, 2014 were not material.

We anticipate that our future disclosure will read as follows:

The Company and its affiliates are subject to a number of legal proceedings in various jurisdictions arising out of its operations. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is not reasonably likely to be material to the Company’s financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Annual Report, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 314-985-2000 or by email at wardm.klein@energizer.com.

Sincerely,

/s/ Ward M. Klein

Ward M. Klein
Chief Executive Officer
Energizer Holdings, Inc.

cc:	Mark LaVigne, Vice President, General Counsel and Secretary
Ben Angelette, Assistant General Counsel